FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:   BIB.NET CORPORATION
CENTRAL INDEX KEY:
STANDARD INDUSTRAIL CLASSIFICATION: INTERNET-INFORMATION
IRS NUMBER:     58-2493703
STATE OF INCORPORATION:    GA
FISCAL YEAR END:    1231
FILING VALUES:
FORM TYPE:     5
SEC ACT:
SEC FILE NUMBER:    0-27495
FILM NUMBER:     0-27495
BUSINESS ADDRESS:
STREET 1:     3390 Peachtree Rd.
       SUITE 900
CITY:      Atlanta
STATE:      GA
ZIP:      30305
BUSINESS PHONE:     7708140992
MAIL ADDRESS:
STREET 1:     3390 Peachtree Rd.
CITY:      Atlanta
STATE:      GA
ZIP:      30305

           UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                    FORM 5

      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

The Commission is authorized to solicit the information required by this Form pursuant to Sections 16(a) and 23(a) of the Securities Exchange Act of 1934,
Sections 17(a) and 20(a) of the Public Utility Holding Company Act of 1935,
and Sections 30(f) and 38 of the Investment Company Act of 1940, and the
rules and regulations thereunder.

Disclosure of information specified on this form is mandatory, except for disclosure of the I.R.S. identification number of the reporting person if such person is an entity, which is voluntary. If such numbers are furnished, they will assist the Commission in distinguishing reporting persons with similar names and will facilitate the prompt processing of the form. The information will be used for the primary purpose of disclosing the holdings of directors, officers, and beneficial owners of registered companies. Information disclosed will be a matter of public record and available for inspection by members of the public. The Commission can use it in investigations or litigation involving the federal securities laws or other civil, criminal, or regulatory statutes or provisions, as well as for referral to other governmental authorities and self-regulatory organizations. Failure to disclose required information may result in civil or criminal action against persons involved for violations of the federal securities laws and rules.

    2

                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549
                   ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

1. Name and Address of Reporting Person

Sailor  Rod  D.
Trustee, RTT Family Trust
--------------------------------------------

(last)  (First)  (Middle)

2810 Wesley Plantation Drive
--------------------------------------------
                (Street)

Duluth  Georgia  30096
-------------------------------------------
(city)  (State)  (Zip)

2. Issuer Name and Ticker/Symbol
        BIBN
------------------------------------------

3. I.R.S. Identification Number of Reporting Person if entity (voluntary)

  58-6379987
--------------------------------------------------------------------

4. Statement for Month/Year

 02/11/2000
-------------------------------------------------------------------

5. If Amendment, Date of Original (month/Year)

N/A
------------------------------------------------------------------

6. Relationship of Reporting Person(s) to Issuer (check all applicable)

 x   x   x
----Director ------10% Owner  ----Officer  -----Other(specify)
                                 (give Title-
                                  below)
                                   President
----------------------------------------------------------------------

7. Individual or Joint/Group Filing (check Applicable Line)

 X---- Form filed by one Reporting Person

 ----- Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned
----------------------------------------------------------------

1. Title of Security 2. Transaction    3. Transaction
   (Instr.3)     Date           Code
      (Month/Day/Year)    (Instr.8)

Common Stock               January/21/1999
----------------------------------------------------------------

4. Securities Acquired (A) or disposed of (D)
   (Instr.3,4,5)

 January/21/1999
----------------------------------------------------------------

5. Amount of Securities Beneficially Owned at end of Issuer's
   Fiscal Year (Instr. 3 and 4)

----------------------------------------------------------------

6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)

----------------------------------------------------------------

7. Nature of Indirect Beneficial Ownership (Instr. 4)

-----------------------------------------------------------------

TABLE II Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e,g, puts, calls, warrants, options, convetible securities)

1. Title of Derivative Securities
   (Instr. 3)

Reporting Person does not own any Derivative Securities
---------------------------------------------------------------------

Rod Sailor,
Trustee, RTT Family Trust
     02/11/2000
-----------------------------  -------
Signature of Reporting Person  Date